Exhibit 1

                                         N E W S   R E L E A S E

TALISMAN SIGNS PETROLEUM CONTRACT FOR

BLOCK 15-2/01 OFFSHORE VIETNAM

Calgary, Alberta – April 26, 2005 – Talisman (Vietnam 15-2/01) Ltd., a wholly-owned subsidiary of Talisman Energy Inc., and PetroVietnam Exploration and Production Company, a subsidiary of Vietnam Oil and Gas Corporation, the national oil company of Vietnam, have signed a Petroleum Contract for Block 15-2/01 offshore Vietnam.  Talisman (Vietnam 15-2/01) Ltd. has a 60% interest in Block 15-2/01, with PetroVietnam holding the remaining 40%.

“We are excited about the exploration potential of the area,” said Dr. Jim Buckee, President and Chief Executive Officer of Talisman Energy Inc. “Block 15-2/01 is located in the centre of the most prolific oil producing region of Vietnam and offers significant exploration opportunities, which, if economic, can be developed quickly. The award of Block 15-2/01 represents a key step in our strategy to grow our Vietnamese business.”

Block 15-2/01 has an area of 700,000 acres and is located approximately 20 kilometres offshore from the city of Vung Tau in southern Vietnam in 25 to 50 metres of water.  The block is situated in the midst of the highly prospective Cuu Long Basin adjacent to a number of significant producing oil fields.

The consortium’s commitment on Block 15-2/01 includes conducting a 3D seismic survey and a two well exploratory drilling program during the initial three-year exploration phase.

A Joint Operating Company will conduct operations on the block, with key staff being provided by both consortium members.

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria, the United States and Trinidad and Tobago.  Talisman's subsidiaries also conduct business in Colombia, Qatar and Peru.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted.  Talisman's shares are listed on the Toronto Stock Exchange in Canada and New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Sr. Manager, Corporate &

Investor Communications

Phone:

(403) 237-1196

Fax:

(403) 237-1210

E-mail:  tlm@talisman-energy.com

09-05